

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Mr. Limin Li
Chief Executive Officer
VisionChina Media Inc.
1/F Block No. 7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

> **Re:** **VisionChina Media Inc.**
> **Amendment No. 1 to the Form 20-F for fiscal year ended December 31, 2009**
> **Filed June 23, 2010**
> **File No. 001-33821**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note in your response to our letter dated December 22, 2010 that you did not include the three representations outlined in our letter asking for acknowledgment of the following in writing from the company:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please include these representations in your response letter acknowledging the three above points.

Risk Related to Our Company and Our Industry, page 6

We have incurred net losses in the past and may incur losses in the future, page 7

2. We note your response to comment two from our letter dated December 22, 2010. Please discuss in greater detail the terms of the contracts with your local operating partners, indicating the percentage of these that involve local television stations with which you established your direct investment entities, or local mobile digital television operating companies with which you entered into exclusive agency agreements. State whether the payments to these groups are determined as a percentage of revenues or a fixed escalation clause rate, with a discussion of the range of escalation clauses and whether the increased payments are capped at a percentage or dollar amount. Further, expand your discussion of "media costs" to list these costs, and discuss the "various reasons" your revenues may fluctuate from period to period.

3. On a supplemental basis, please tell us about your use of escalation clauses including the general rates and duration of the clauses, whether all of your contracts include these clauses and whether this is a standard practice in your industry.

4. We note throughout your disclosure that you discuss your exclusive agency agreements with your local mobile digital television operating companies. Please supplement your disclosure by providing the exclusive agency agreements entered into with each of your local mobile digital television operating companies.

Our local operating partners may be ordered to stop their operation…, page 8

5. We note your response to comments four and six from our letter dated December 22, 2010. Please tell us why you believe disclosure of the amount of revenues from each city on an individual basis would involve sensitive commercial information. We note that your risk factor on page 15, entitled "Several major cities in China have accounted, and will continue to account, for a substantial majority of our revenues. Our business and financial conditions are particularly subject to general economic conditions and the relationships with our local operating partners in these cities" appears to already provide some of this information. For example, you disclose that "A substantial majority of our revenues are currently generated from our operations in three major cities in China: Beijing, Guangzhou and Shenzhen. These three cities in the aggregate accounted for

> 63.1% and 62.9% of our total advertising service revenues in 2008 and 2009, respectively." Please advise.

Our local operating partners' incomplete application, refusal to register…, page 9

6. We note your response to comment six from our letter dated December 22, 2010. Please amend your disclosure to include the information found in your response that states that approximately 41% of your revenues in 2009 were attributed to cities with operating partners that have not completed registration with the SAIC.

7. We note your response to comment seven from our letter dated December 22, 2010. Please amend your disclosure to discuss whether you believe you will be able to apply for the appropriate registrations should SAIC determine advertising on public transportation constitutes "outdoor advertising." Further, we note your disclosure on page nine that you "would need [y]our local operating partners' cooperation to affect the required registrations." Disclose in detail the status of your attempts to gain that cooperation and what affect, if any, your agreements with these local operating partners have on these attempts.

8. Explain all of the facts and circumstances behind your local operating partners' incomplete applications and refusal to register, including, but not limited to the following points:

   - Name the local operating partners with incomplete applications and the disclose the percentage of revenues attributable to this population;

   - Disclose generally the information missing from the incomplete applications and whether cooperation of your local operating partners is required to either acquire that information and/or complete the application;

   - Name the local operating partners who refuse to register and the percentage of revenues attributable to this population;

   - Discuss how you were made aware or notified of the local operating partners' refusal to register and by whom;

   - State whether you have directed your local operating partners to register and if not, explain why not;

   - Discuss the agreements, if any, you have in place that you believe allow you to direct your local operating partners to register and comply with PRC registration;

- Discuss your intended plan of action on how to proceed with your local operating partners' incomplete applications and refusal to register;

- State the date when your local operating partners or direct investment entities became required by local SAIC to apply for the registration or be fined or penalized for failing to complete outdoor advertising registration. We note your statement referencing "until now;"

- Discuss how you were made aware of the registration requirements' effectiveness and at what time; and

- Explain your characterization of the lack of clarity regarding what constitutes "outdoor advertising" subject to the registration requirements and the "practice" of the local SAIC offices including how SAIC has exercised discretion over this area and the resulting classification of "outdoor advertising" of your local operating partners' businesses.

If SARFT determines that the regulations on radio and television…page 10

9. Expand this disclosure to provide a concrete analysis of the risk to your business operations, including but not limited to your cost of revenue. This revised disclosure should include, among other things, a fulsome discussion of your contracts with local operating partners including the rates of escalation clauses included therein and whether the contracts include the cap of the costs, even if total advertising time on the networks of your local operating partners is limited. Additionally, discuss the life of the contracts and whether, and if so how, these contracts protect you from possible price increases from local operators that the local operators may choose to impose if advertising time is limited.

10. Disclose the current total percentage of advertising broadcast time each day of your local operating partners and what attention SARFT has given the matter of this rate of advertising to date, including any pronouncements of guidance or plans for future action. We note your response to prior comment nine.

Our failure to maintain relationships with local television stations….page 10

11. We note your response to prior comment 10 from our letter dated December 22, 2010. Please tell us the cost of the time donated to non-profit organizations and local governments and whether you consider this a fixed material cost.

We do not completely control the operations of our direct investment entities, page 10

12. We note your response to comment 12 from our letter dated December 22, 2010. Please revise your disclosure to include a clear presentation of whether you have a right to

nominate or appoint the general manager of each direct investment entity. Please refer to comment two and provide the percentage of revenue attributed to each entity.

A significant portion of the mobile digital television networks of our…, page 11

13. We note your response to comment 17 from our letter dated December 22, 2010. Please revise your disclosure to include the advice of your PRC legal counsel concerning the SARFT timeline for conversion that applies to ten of your local operating partners.

14. It appears that based on the fact that your local operating partners in 11 cities have already completed the process of converting to the National Standard, for which you apparently were "required to spend significant capital and other resources, including on new equipment to convert their digital television broadcasting infrastructure to the National Standard," you should have some sense of the range of what these costs will be for the conversion of your remaining local operating partners and your required contribution to same. Please include a discussion of your expenses for the converted entities and how you may calculate a range of potential significant costs for which you may be responsible going forward, including an analysis of your relevant contractual commitments and result on your financial condition and results of operations.

In certain cities, we may be required to obtain approval in order to continue…, page 11

15. We note your response to comment 19 from our letter dated December 22, 2010 where you state that elimination of non-advertising content would not directly impact your business, but could indirectly affect revenues if the network becomes less attractive as a result. Please revise your disclosure to elaborate on how your network would be less attractive if non-advertising content were eliminated. For example, please discuss any changes in the volume of content you may be permitted to display in light of PRC regulations capping the percentage of broadcast time that can be attributed to advertising.

The process of development a relationship with a local television station…, page 12

16. We note your response to comment 20 from our letter dated December 22, 2010. Please revise your disclosure to discuss the meaning of "substantial resources." For example, provide illustrations of capital or other resources employed to develop a past business relationship with a local television station or mass transportation company, or a range of anticipated expense and what factors are material to determining this expense.

17. Additionally, we note that when identifying expansion cities you collect data and analyze the development status. Please revise your disclosure in this risk factor to explain the meaning of the term "development status."

Acquisition of other companies or assets of other companies is a part…, page 18

18. We note your response to comment 22 from our letter dated December 22, 2010. Please revise this heading to identify your exposure to the following: contingent acquisition consideration, results on your operations and financial condition.

Risks Related to Our Corporate Structure, page 21

If the PRC government determines that the agreements establishing the structure…, page 21

19. We note your response to comment 27 from our letter dated December 22, 2010. Please state the business purposed of CDTC as a WOFE and provide a copy of the business license held by the entity on a supplementary basis.

If VisionChina Media Group fails to honor its obligations under the contractual…, page 22

20. We note your response to comment 29 from our letter dated December 22, 2010. Please revise your disclosure to briefly discuss the appeals process to the People's Court of Appeal. For example, which parties to a dispute may appeal, how long does it take before an appeal is heard, and does the court hear all appeals or are some denied appeal.

PRC regulations relating to offshore investment activities by PRC residents…, page 26

21. We note your response to comment 35 from our letter dated December 22, 2010. Please discuss any potential sanctions, fines or penalties you may be assessed under PRC regulations for granting share options to PRC employees who have not registered with the SAFE. Additionally, please revise your disclosure to include the opinion of your PRC legal counsel on this topic.

We may be deemed a PRC resident enterprise under the EIT Law and subject…, page 29

22. We note your response to comment 36 from our letter dated December 22, 2010. Please tell us whether you have sought the opinion of PRC legal counsel about whether you would be considered a PRC resident enterprise.

Item 4. Information on the Company, page 33

History and Development of the Company, page 33

23. We note your response to comment 37 from our letter dated December 22, 2010. Please revise your disclosure to discuss and further explain your business relationship between you and the shareholders of your operating affiliates.

24. We note the disclosure on page 33 regarding your recent transaction with Focus Media and JJ Media. Please expand your disclosure about this transaction including your reasoning for entering into the transaction. Additionally, discuss the material terms of the related Shareholders Agreement and Registration Rights Agreement with Front Lead and Focus Media dated January 13, 2011.

25. We note your response to comment 40 from our letter dated December 22, 2010 where you state that you do not have any knowledge regarding expansion of public transportation systems except for information publicly released by the government. Please revise your disclosure to include discussion generally of publicly released announcements regarding expansion transportation by the PRC government in the last year.

26. We note your response to comment 41 from our letter dated December 22, 2010 where you state that "besides the [c]ompany's trademarks…other intellectual property is not material to its business operations." We also note that on page 19 under the risk factor beginning "Our failure to protect our intellectual property rights…" you state that you believe your "brand, trade name and other intellectual property are critical to [y]our success." Please reconcile.

Item 5. Operating and Financial Review and Prospectus, page 51

Liquidity and Capital Resources, page 69

Investing Activities, page 70

27. We note your response to comment 23 from our letter dated December 22, 2010 including disclosure that earn-out contingent consideration of the six British Virgin Islands companies you acquired in 2008 is based on certain earnings multiples and the percentage of revenues collected. Please revise your disclosure to state the specific earnings multiple applied, what line item of the financial statements the multiple is applied to, and what percentage rate is applied to revenues collected for each of the six companies. Additionally, we note the table on page 70 summarizing the details of the earn-out consideration payable from the date of the acquisition to December 31, 2009. Please amend this table to include a line disclosing the earn-out payments remaining for each company and in total. Lastly, please revise your disclosure to discuss the anticipated years remaining until the earn-out consideration payments are paid in full.

28. On page 70 you state that you agreed to share subscription agreements in connection with your acquisition of certain advertising agency businesses in China. Please tell us more about this transaction by identifying the selling entity, discussing how you indentified the other party as a willing seller and whether you or any of your officers or directors is a related party to the seller.

F. Tabular Disclosure of Contractual Obligations, page 72

29. We note your response to comment 50 from our letter dated December 22, 2010. We respectfully disagree with your response that your Tabular Disclosure of Contractual Obligations discloses the information requested. Please revise your disclosure to specifically discuss the pertinent data necessary to understand the timing and amount of your contractual obligations with your local Beijing operating partner. Additionally, please refer to comment five and tell us why disclosure of the amount of contractual obligations would result in competitive harm.

30. We note your response to comment 51 from our letter dated December 22, 2010. Please revise your disclosure where appropriate to include the opinion of your PRC legal counsel regarding PRC Property Rights Law and registration of share pledges set up before the effectiveness of the law. Further, include the dates the share pledge was recorded and filed with the company's Register of Shareholders.

Notes to the Consolidated Financial Statements, page F-8

3. Acquisitions, page F-19

31. We note your response to comment 55 from our letter dated December 22, 2010. As we previously requested, please amend your disclosure to include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodology to be used to determine the amount and timing of future payments, the periods when your liability for future contingent payments expires, and any limitations on the amounts of contingent payments under each agreement. Disclose why the earn-out consideration for each acquisition on page F-19 is so high when compared to the consideration paid for each acquisition.

15. Income Taxes, page F-29

32. We note your response to comment 57 from our letter dated December 22, 2010. As we previously requested, please amend your disclosure to discuss in detail how you plan to achieve avoiding payment of PRC taxes and your basis under PRC law. Specifically, tell us how you are going to recover the investment without payment of income tax. Disclose what you meant when you stated that the undistributed earnings of the VIE entities and domestic subsidiaries will be considered to be retained in the VIE affiliates and domestic subsidiaries as operating funds. Disclose in detail how you will be able to run your operations without distributions from the entities that make money.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact or Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

s/ Celeste Murphy for

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (852) 2869-7694</u>
Mr. Chris Lin, Esq.
Simpson, Thacher & Bartlett LLP